Filed pursuant to rule 424(b)(3)

Registration number 333-115469

PROSPECTUS

Copper Mountain Networks, Inc.

1,562,500 Shares of Common Stock

This prospectus relates to an aggregate of up to 1,562,000 shares of our common stock, which includes 1,250,000 shares of our common stock issued and outstanding and 312,500 shares of our common stock issuable upon exercise of warrants, that will be sold by the selling security holders named in this prospectus. The selling security holders acquired these shares of common stock and warrants to purchase shares of common stock from us in a private placement completed on May 6, 2004. We will not receive any of the proceeds from the sale of shares by the selling security holders.

Our common stock is traded on the Nasdaq National Market under the symbol “CMTN.” On May 21, 2004, the last reported sales price for our common stock on the Nasdaq National Market was $10.55 per share.

Our principal executive office is located at 1850 Embarcadero Road, Palo Alto, California 94303, and our telephone number is (650) 687-3300.

See “ Risk Factors” beginning on page 2 of this prospectus for factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 24, 2004.

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OUR BUSINESS

The Securities and Exchange Commission (the “SEC”), allows us to “incorporate by reference” certain information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will update automatically, supplement and/or supersede this information. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes the statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. You should read the following summary together with the more detailed information regarding our company, our common stock and our financial statements and notes to those statements appearing elsewhere in this prospectus or incorporated in this prospectus by reference. References in this prospectus to “our company,” “we,” “our,” and “us” refer to Copper Mountain Networks, Inc.

We are a provider of intelligent broadband access solutions. We offer a wide range of intelligent broadband access solutions to enable efficient and scalable deployment of advanced voice, video and data services while leveraging existing network infrastructures and reducing both capital and operational costs. Our products provide multiple building blocks used to build and expand broadband access networks: intelligent access network aggregation solutions that aggregate traffic from existing DSL access multiplexors; equipment that terminates the service provider side of subscriber loop circuits using technologies such as DSL and T1/E1; and a suite of network management tools for managing the intelligent edge of the service provider’s broadband access network. All of our products feature high degrees of network and service intelligence, to enhance network scalability and to enable new advanced services to be most efficiently delivered over broadband access networks. Our solution consists of the following product lines:

•	VantEdge™ Access BRASs are designed to be installed into the carrier’s access network—including major telephone company central offices to intelligently aggregate traffic from DSL Access Multiplexors, whether colocated or backhauled from smaller central offices, remote terminals and multi-tenant unit deployments.

•	CopperEdge® DSL Concentrators are deployed in telephone company central offices and in multi-tenant buildings to deliver a range of consumer and business broadband data and voice services.

•	CopperView™ Network Management Software Tools: Broadband service providers run CopperView on one or more servers in their network operations centers, and use CopperView to configure and manage the networks constructed from and the services delivered by our VantEdge, CopperEdge and CopperRocket products, as well as other CopperCompatible customer precise equipment devices.

Our mission is to deliver intelligent broadband access solutions which enable scalable and profitable deployment of the complete broadband experience—instant, on-demand access to entertainment, telephony, education, and personalized information and services—over existing copper connections. This mission reflects one of our core beliefs: that IP-based networking must be extended into the access network—to enable scalable, profitable copper-based broadband services.

RISK FACTORS

Except for the historical information contained in this prospectus or incorporated by reference, this prospectus (and the information incorporated by reference in this prospectus) contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed here or incorporated by reference in the registration statement of which this prospectus is a part. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the following section, as well as those discussed elsewhere in this prospectus and in any other documents incorporated by reference in this prospectus.

Investment in our shares involves a degree of risk. You should consider the following discussion of risks as well as other information in this prospectus or in any applicable prospectus supplement, together with all of the information incorporated by reference in the registration statement of which this prospectus is a part, before purchasing any shares of our common stock. Each of the risk factors below could adversely affect our business, operating results, prospects and financial condition, as well as adversely affect the value of an investment in our common stock. Investors should understand that it is not possible to predict or identify all risks that may affect our business and that this list should not be considered a complete statement of all potential risks and uncertainties. We undertake no obligation to update any forward-looking statements as a result of future events or developments.

The difficulties experienced by many of our current customers and the challenges associated with penetrating new markets have had and are expected to continue to have an adverse effect on our business.

To date, we have sold the majority of our products to competitive local exchange carrier (CLEC) customers. Many CLECs have experienced difficulties continuing to finance their businesses. As a result, these CLECs have been forced to scale back their operations, and some, including our historically two largest customers, Northpoint Communications, Inc. and Rhythms Netconnections, Inc., have filed for bankruptcy protection. Our business, financial condition and results of operations have been materially and adversely affected by these difficulties in the CLEC industry. We expect that our business will continue to suffer unless and until we are able to diversify our customer base to derive a substantially greater percentage of our revenues from other types of telecommunication service providers, such as incumbent local exchange carriers (ILECs), who are not experiencing the same level of financial difficulties.

The failure of our CLEC customers to raise sufficient capital to fund their operations and continue to order and pay for our products has impaired and may continue to impair our revenues and profitability. To the extent we ship products to customers who become unable to pay for the products, we may be required to write off significant amounts of our accounts receivable. Similarly, to the extent that our customers order products and then suspend or cancel the orders prior to shipping, we may not generate revenues from the products we build, our inventories may increase and our expenses will increase. Specifically, we may incur substantially higher inventory carrying costs, as well as be faced with the risk of the excess inventory that could become obsolete over time.

The uncertainties in the CLEC industry in general and among our CLEC customers in particular, and the resulting impact on our business, has made it increasingly difficult for us to reliably forecast our revenues and profitability. We expect that we will continue to be faced with these challenges for as long as the CLEC industry experiences financial difficulties, or until we can successfully shift our business away from reliance on our CLEC customers and add customers with stronger financial positions.

If we do not successfully introduce and commercialize the VantEdge Product, our business will be materially adversely affected.

In response to the financial difficulties experienced by our CLEC customers and the resulting reduction in the demand for our products, we have focused our sales and marketing strategy on targeting ILECs, inter-exchange carriers (IXCs), international postal, telephone and telegraphs (PTTs) and independent operating companies (IOCs) as potential customers. The future success of our business will substantially depend on our ability to successfully sell our VantEdge product to such customers. These customers have traditionally been characterized by longer sales cycles and have historically been slow to adopt new products. Accordingly, we anticipate that we may continue to face challenges in connection with our plan to more aggressively pursue this market, and our failure to successfully do so could materially adversely affect our business, financial condition and results of operations.

Sales of our existing products and services, which were primarily aimed at the CLEC market, have decreased substantially over the last two years. Such sales could continue to decrease, if they continue at all. As a result, our future success is substantially dependent upon our ability to successfully market and commercialize our new VantEdge product on a timely basis. We began development of the VantEdge product in 2000, and formally announced the product in 2001. Sales of the VantEdge product may not be sufficient to allow us to continue to operate our business. Our business will be materially adversely impacted if we do not successfully commercialize the VantEdge product.

We may not be able to obtain additional capital to fund our operations when needed, and without additional capital we may not be able to sustain our operations.

During the last five quarters we required approximately $3.5 to $5.7 million in cash per quarter to fund our operations, and this rate of quarterly cash use could continue or increase. Based upon our recent quarterly cash use, we believe that we have sufficient cash and cash equivalents to fund our operations for at least the next fifteen months. These estimates reflect various assumptions, including the assumption that sales of our existing products will continue at approximately the same levels as in the fourth quarter of 2003, that testing, continued development and commercialization of our new VantEdge product proceeds as planned, that we do not incur significant additional expenses, including but not limited to expenses related to litigation, including any adverse determination in the litigation described elsewhere in this prospectus, including in the risk factor beginning, “We have been named as a defendant in securities class action litigation . . .”. Any of these assumptions may prove to be incorrect.

It is unclear whether we will continue to generate revenue from sales of our current products at the same level of such revenues in the past, if at all. Also, the enhancement and commercialization of our VantEdge product might be delayed or might require the expenditure of significantly more funds than currently anticipated, in which case our liquidity and capital resources would be adversely affected.

We currently fund our operations with our cash, cash equivalents and marketable investments. In order to fund our operations significantly beyond the third quarter of 2005, we expect that we may have to further reduce our expenses and/or raise additional funds. Moreover, we may require such financing sooner than anticipated. We anticipate that we may have to seek equity or long-term debt financing in the private or public capital markets to obtain the funds we need to continue operations and to demonstrate our future viability as a going concern to potential and existing customers. Such capital raising may be made more difficult if we are no longer listed on the NASDAQ stock market as a result of our failure to continue to meet the listing requirements required by NASDAQ, which is a risk we could face.

If additional funds are raised through the issuance of equity securities, as in our recent private placement, the percentage ownership of our stockholders will be reduced, stockholders may experience additional dilution, or such equity securities may have rights, preferences or privileges senior to or more favorable than those of the holders of our common stock. If additional funds are raised through the issuance of debt securities, such securities would have rights, preferences and privileges senior to or more favorable than those of the holders of common stock and the terms and conditions relating to such debt could impose restrictions on our operations.

Additional financing may not be available when needed on terms and conditions favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms and conditions, we may be unable to fund our ongoing operations. In addition, our inability to obtain additional financing may:

•	make us unable to successfully commercialize our VantEdge product;

•	damage our customers’ perceptions of us and our management team;

•	inhibit our ability to sell our products to a customer base which values financial strength and stability; and

•	decrease our stock price.

Any or all of these consequences would materially adversely affect our business, financial condition or results of operations.

We may not achieve quarterly or annual profitability.

We expect to continue incurring significant sales and marketing, research and development and general and administrative expenses and, as a result, we may have difficulty achieving profitability, given our current level of revenue. We cannot be certain that we will realize sufficient revenues in the future to achieve profitability on an annual or quarterly basis.

We derive almost all of our revenues from a small number of customers and our revenues may decline significantly if any major customer cancels or delays a purchase of our products.

We sell our products predominantly to CLECs. Sales to our largest three customers accounted for approximately 45% of our net revenue for the three months ended March 31, 2004. Unless and until we diversify and expand our customer base, our future success will significantly depend upon the timing and size of future purchase orders, if any, from our CLEC customers and, in particular:

•	the product requirements of these customers;

•	the financial and operational success of these customers;

•	the success of these customers’ services deployed using our products; and

•	the attractiveness of our products compared to our competitors’ products.

In light of the market dynamics of the telecommunications service provider industry, it has become extremely difficult for us to forecast our revenues. Future sales, if any, to our historically significant customers may be substantially less than historical sales. The loss of another major customer or the delay of significant orders from any significant customer, even if only temporary, could among other things reduce or delay our net revenue, adversely impact our ability to achieve annual or quarterly profitability and adversely impact our ability to generate positive cashflow, and, as a consequence, could materially adversely affect our business, financial condition and results of operations.

Historically, our backlog at the beginning of each quarter has not been equal to expected revenue for that quarter. Accordingly, we are dependent upon obtaining orders in a quarter for shipment in that quarter to achieve our revenue objectives. In addition, due in part to factors such as the timing of product release dates, purchase orders and product availability, significant volume shipments of product could occur at the end of any given quarter. Failure to ship products by the end of a quarter may adversely affect our operating results. Furthermore, our customers may delay delivery schedules, cancel their orders without notice or be unable to pay for delivered product. Due to these and other factors, quarterly revenue, expenses and results of operations could vary significantly in the future, and period-to-period comparisons should not be relied upon as indications of future performance.

Failure to effectively manage operations in light of our changing revenue base will adversely affect our business.

In the past, we have rapidly and significantly expanded and contracted our operations and we anticipate that in the future, expansion or contraction in certain areas of our business may be required to address potential changes in our client base and market opportunities. In particular, we expect to face numerous challenges in the execution of our new business strategy to focus more on the domestic ILEC and IXC market and the international PTT market. In connection with this endeavor, we may not be able to implement management information and control systems in an efficient and timely manner, and our current or planned personnel, systems, procedures and controls may not be adequate to support our future operations. If we are unable to manage growth or reduction in growth effectively, our business, financial condition and results of operations will be materially adversely affected.

We have excess facilities in Fremont, California, San Diego, California, and Palo Alto, California, most of which are subleased. We are obligated to continue making payments on the leases associated with each of these excess facilities. Rent associated with these excess facilities has adversely affected our financial condition. If we are unable to sublease all of these properties to financially viable sub-lessees at rates comparable to those we are obligated to pay, it could further adversely impact our financial condition.

We cannot assure you that we will be able to sufficiently decrease our operating expenses. If we are unable to realize sufficient savings from re-sizing our business, and/or sufficiently increase our revenues, our ability to deploy and service our products, fund our operations or respond to competitive pressures could be significantly impaired.

We have a limited operating history.

We have a limited operating history as we were incorporated in March 1996. Due to our limited operating history, it is difficult or impossible for us to predict future results of operations. You should not expect future revenue to be comparable to our historic revenue, and our recent quarterly revenues are not a reliable indicator of future quarterly revenues. In addition, we believe that comparing different periods of our operating results is not meaningful, and you should not rely on the results for any period as an indication of our future performance. Investors in our common stock must consider our business and prospects in light of the risks and difficulties typically encountered by companies in their early stages of development, particularly those in rapidly evolving markets such as the telecommunications equipment industry and particularly within our volatile market segment. Some of the specific risks include whether we are able:

•	to compete in the intensely competitive market for telecommunications equipment;

•	to attract new customers;

•	to maintain a stable, sustainable customer base;

•	to successfully penetrate international markets;

•	to expand our addressable market by selling into the ILEC, IXC and international PTT markets;

•	to introduce new products and product enhancements in a timely and competitive fashion; and

•	to successfully manage the size of our operational infrastructure.

We discuss these and other risks in more detail below.

A number of factors could cause our operating results to fluctuate significantly and cause our stock price to be volatile.

Our quarterly and annual operating results have fluctuated in the past and are likely to fluctuate significantly in the future due to a variety of factors, many of which are outside of our control. If our quarterly or annual operating results do not meet the expectations of securities analysts or investors, the trading price of our common stock could significantly decline. Some of the factors that could affect our quarterly or annual operating results include:

•	telecommunications and DSL market conditions and economic conditions generally;

•	the financial viability and telecommunications equipment capital expenditure activities of our major customers and prospective customers;

•	our ability to penetrate the ILEC, IXC, PTT and IOC markets;

•	our prospective customers’ confidence in our ability to remain financially viable and these customers’ willingness to purchase our products;

•	the loss of any one or more of our major customers or a significant reduction in orders from those customers;

•	our ability to form and maintain distribution partnerships and other strategic partnerships necessary to penetrate the ILEC, IXC and international PTT markets;

•	fluctuations in demand for our products and services;

•	the timing and amount of, or cancellation or rescheduling of, orders for our products and services, particularly large orders from our key customers and our strategic distribution partners;

•	our ability to develop, introduce, ship and support new products and product enhancements and manage product transitions;

•	new product introductions or announcements and price reductions of products offered by our competitors;

•	a decrease in the average selling prices of our products;

•	our ability to achieve cost reductions;

•	our ability to obtain sufficient supplies of sole or limited source components for our products;

•	changes in the prices of our components;

•	our ability to maintain production volumes and quality levels for our products;

•	the volume and mix of products sold and the mix of distribution channels through which they are sold;

•	increased competition, particularly from larger, better capitalized competitors; and

•	costs relating to possible acquisitions and integration of technologies or businesses.

We sell the majority of our products to telecommunications service providers that may reduce or discontinue their purchase of our products at any time.

The purchasers of our products to date have predominantly been the emerging telecommunications service providers known as CLECs, and have included IOCs. These telecommunications service providers and most other telecommunications service providers require substantial capital for the development, construction and expansion of their networks and the introduction of their services. Financing may not be available to such telecommunications service providers on favorable terms, if at all. The inability of our current or potential customers to acquire and keep customers, to successfully raise needed funds, or to respond to any other trends such as price reductions for their services or diminished demand for telecommunications services generally, has adversely affected their operating results and/or caused them to reduce their capital spending programs. If our current and prospective customers are unable to raise sufficient capital or forced to defer or curtail their capital spending programs, our sales to those telecommunication service providers may be adversely affected, which could have a material adverse effect on our business, financial condition and results of operations. In addition, many of our telecommunications service provider customers have recently experienced consolidation, reduced or eliminated access to the capital markets and in some cases bankruptcy. The loss of one or more of our telecommunications service provider customers due to the aforementioned factors could have a material adverse effect on our business, financial condition and results of operations.

If DSL technology and our DSL-related product offerings are not accepted by telecommunications service providers, we may not be able to sustain or grow our business.

Our future success is substantially dependent upon whether DSL technology gains and maintains widespread market acceptance by financially viable telecommunications service providers, of which there are a limited number, and end users of their services. We have invested substantial resources in the development of DSL technology and related technologies, and all of our products are based on DSL technology or depend on the widespread acceptance and continued deployment of DSL technology. Telecommunications service providers are continuously evaluating alternative high-speed data access technologies and may, at any time, adopt technologies other than the DSL technologies offered by us. Even if telecommunications service providers adopt policies favoring full-scale implementation of DSL technology, they may defer purchases of our products or they may not choose to purchase our product offerings. In addition, we have limited ability to influence or control decisions made by telecommunications service providers. In the event that the telecommunications service providers to whom we market our products adopt technologies other than the DSL technologies offered by us or choose not to purchase our DSL product offerings or our other product offerings, we will not be able to sustain or grow our business.

We have been named as a defendant in securities class action litigation that could result in substantial costs and divert management’s attention and resources.

On October 20, 2000, one of our stockholders, Ariel Hernandez, on behalf of himself and purportedly on behalf of a class of our stockholders, filed a complaint in the United States District Court for the Northern District of California (the “Northern District”) against us and two of our officers, alleging violations of the federal securities laws arising out of recent declines in our stock price. Thereafter, approximately twenty-three similar complaints were filed in the Northern District, along with related derivative actions against certain of our current and former officers and directors in California Superior Court (Aaron v. Gilbert, et. al.) and Delaware (collectively, the “Complaints”). The Complaints allege claims in connection with various alleged statements and omissions to the public and to the securities markets. The twenty-three Northern District Complaints have been consolidated into a single action identified as In re Copper Mountain Networks Securities Litigation, case number C-00-3894-VRW. We filed a motion to dismiss the Northern District action, which was heard on November 29, 2001. The motion was re-argued on February 19, 2004. On April 2, 2004, the Northern District dismissed the securities litigation against us, our CEO and our former CFO. Portions of the complaint relating to financial projections and forward-looking statements were dismissed “with prejudice” based on the “safe harbor” warnings given by us. The Court also dismissed all of the remaining allegations in the complaint based on deficiencies in those allegations. The plaintiffs have 60 days from the date of dismissal to attempt to remedy these deficiencies with an amended complaint. We intend to vigorously defend against any amended complaint, including filing a renewed motion to dismiss. The Complaints have been tendered to our insurance carrier. No discovery has been conducted.

In December 2001, we and certain of our officers and directors were named as defendants in a class action shareholder complaint filed in the United States District Court for the Southern District of New York, now captioned In re Copper Mountain Networks, Inc. Initial Public Offering Securities Litigation, Case No. 01-CV-10943. In the amended complaint, the plaintiffs allege that we, certain of our officers and directors and the underwriters of our initial public offering (“IPO”) violated Section 11 of the Securities Act of 1933 based on allegations that our IPO registration statement and prospectus failed to disclose material facts regarding the compensation to be received by, and the stock allocation practices of, the IPO underwriters. The amended complaint also contains a claim for violation of Section 10(b) of the Securities Exchange Act of 1934 based on allegations that this omission constituted deceit on investors. The plaintiffs seek unspecified monetary damages and other relief. Similar complaints, collectively referred to here as the “IPO Lawsuits,” were filed in the same court against hundreds of other public companies (“Issuers”) who conducted IPOs between 1998 and 2000.

On August 8, 2001, the IPO Lawsuits were consolidated for pretrial purposes before United States Judge Shira Scheindlin of the Southern District of New York. On July 15, 2002, we joined in a global motion to dismiss the IPO Lawsuits filed by all of the Issuers (among others). On October 9, 2002, the Court entered an order dismissing our named officers and directors from the IPO Lawsuits without prejudice, pursuant to an agreement tolling the statute of limitations with respect to these officers and directors until September 30, 2003. On February 19, 2003, the Court issued a decision denying the motion to dismiss the Section 11 claims against us and almost all of the Issuers, and denying the motion to dismiss the Section 10(b) claims against us and many of the other Issuers.

In June 2003, the Issuers reached a tentative settlement agreement with the plantiffs that would, among other things, result in the dismissal with prejudice of all claims against the Issuers and their officers and directors in the IPO Lawsuits. In addition, the tentative settlement guarantees that, in the event that the plaintiffs recover less than $1 billion in settlement or judgment against the Underwriter defendants in the IPO Lawsuits, the plaintiffs will be entitled to recover the difference between the actual recovery and $1 billion from the insurers for the Issuers. In September 2003, in connection with the tentative settlement, those officers and directors who had entered tolling agreements (described above) agreed to extend those agreements so that they would not expire prior to any settlement being finalized. Although we have approved this settlement proposal in principle, it remains subject to a number of procedural conditions, as well as formal approval by the Court.

No assurances can be made that we will be successful in our defense of such claims. If we are not successful in our defense of such claims, we could be forced to make significant payments to our stockholders and their lawyers, and such payments could have a material adverse effect on our business, financial condition and results of operations if not covered by our insurance carrier. Even if such claims are not successful, the litigation could result in substantial costs and divert management’s attention and resources, which could adversely affect our business, results of operations and financial position.

Unless we are able to keep pace with the rapidly changing product requirements of our customers, we will not be able to sustain or grow our business.

The telecommunications and data communications markets are characterized by rapid technological advances, evolving industry standards, changes in end-user requirements, frequent new product introductions and evolving offerings by telecommunications service providers. We believe our future success will depend, in part, on our ability to anticipate or adapt to such changes and to offer, on a timely basis, hardware and software products, which meet customer demands. Our inability to develop on a timely basis new products or enhancements to existing products, or the failure of such new products or enhancements to achieve market acceptance, could materially adversely affect our business, financial condition and results of operations.

Our product cycles tend to be short and we may incur substantial non-recoverable expenses or devote significant resources to sales that occur later than anticipated or not at all.

In the rapidly changing technology environment in which we operate, product cycles tend to be short. Therefore, the resources we devote to product sales and marketing may not generate revenues for us and from time to time we may need to write-off excess and obsolete inventory. In the past, we have experienced such write-offs attributed to the obsolescence of certain printed circuit boards and product sub-assemblies and to an excess of raw materials and finished goods on hand and on order. If we incur substantial sales, marketing and inventory expenses in the future that we are not able to recover, it would affect our liquidity and could have a material adverse effect on our business, financial condition and results of operations.

Our ability to sustain or grow our business may be harmed if we are unable to develop and maintain certain strategic relationships with third parties to market and sell our products.

Our success will depend in part upon our ability to form and maintain distribution partnerships, including agreements under which we agree to sell our products to certain service provider customers through distribution partners. Any such agreements we have entered into in the past may not be successful. The amount and timing of resources which our distribution partners devote to our business, if any, is not within our control and may not be sufficient to generate significant revenue. Our distribution partners may not perform their obligations as expected.

Our distribution partners may have entered into distribution partnerships with vendors of products which compete directly or indirectly with our products, or may enter into such partnerships in the future; either such action could materially adversely affect our ability to generate revenue from such partnerships. In some cases, agreements with our distribution partners may be relatively new, and we cannot be certain that we will be able to achieve expected revenues from such partners or sustain the level of revenue generated in the past under similar arrangements. If any of our distribution partners chooses not to renew, breaches or terminates its agreement, fails to perform its obligations under its agreement, or fails to perform in accordance with our expectations, we may not be able to sustain or grow our business. In the event that such relationships become ineffective or are terminated, we may not be able to continue to maintain or develop similar relationships or to replace distribution partners. In addition, any such agreements we enter into in the future may not be successful.

Intense competition in the market for telecommunications equipment could prevent us from increasing or sustaining revenue and prevent us from achieving annual profitability.

The market for telecommunications equipment is highly competitive. We compete directly with the following companies: Cisco Systems, Lucent Technologies, Alcatel S.A., Juniper Networks and Redback Networks, among others. If we are unable to compete effectively in the market for DSL and BRAS equipment, our revenue levels and future results from operations could be materially adversely affected. Many of our current and potential competitors have significantly greater selling and marketing, technical, manufacturing, financial, and other resources, including better access to the capital markets, larger cash reserves, higher market capitalizations, and vendor-sponsored lease financing programs. Moreover, our competitors may foresee the course of market developments more accurately than we do and could in the future develop new technologies that compete with our products or render our products obsolete. Although we believe we may have certain technological and other advantages over our competitors, realizing and maintaining such advantages will require a continued level of investment in research and development, marketing and customer service and support. Due to the rapidly evolving markets in which we compete, additional competitors with significant market presence and greater financial resources, including other large telecommunications equipment manufacturers, may enter those markets, thereby further intensifying competition. We may not have sufficient resources to continue to make the investments or achieve the technological advances necessary to compete successfully with existing competitors or new competitors.

Future consolidation in the telecommunications equipment industry may increase competition that could harm our business.

The markets in which we compete are characterized by increasing consolidation both within the data communications sector and by companies combining or acquiring data communications assets and assets for delivering voice-related services. We cannot predict with certainty how industry consolidation will affect our competitors. We may not be able to compete successfully in an increasingly consolidated industry. Increased competition and consolidation in our industry could require that we reduce the prices of our products and result in our loss of market share, which would materially adversely affect our business, financial condition and results of operations. Because we may be dependent on certain strategic relationships with third parties in our industry, any additional consolidation involving these parties could reduce the demand for our products and otherwise harm our business prospects.

We may experience difficulties in the introduction of new products that could cause us to incur significant unexpected expenses or delay the launch of new products.

We intend to continue to invest in product and technology development. The development of new or enhanced products, including but not limited to the VantEdge line of products and new or enhanced DSL concentrator products, is a complex and uncertain process requiring the accurate anticipation of technological and market trends. We may experience design, manufacturing, marketing and other difficulties that could delay or prevent our development, introduction or marketing of new products and enhancements. The introduction of new or enhanced products also requires that we manage the transition from older products in order to minimize disruption in customer ordering patterns and ensure that adequate supplies of new products can be delivered to meet anticipated customer demand. In the future, we expect to develop certain new products, which may include new BRAS products and associated line cards, new broadband services concentrators and line cards for different variants of access technology including, but not limited to, DSL, T1/E1, and various optical access technologies. We may not successfully develop, introduce or manage the transition of these new products. Furthermore, products such as those we currently offer may contain undetected or unresolved errors when they are first introduced or as new versions are released. Despite testing, errors may be found in new products or upgrades after commencement of commercial shipments. These errors could result in:

•	delays in or loss of market acceptance and sales;

•	diversion of development resources;

•	injury to our reputation; and

•	increased service and warranty costs.

Any of these could materially adversely affect our business, financial condition and results of operations.

We are dependent on widespread market acceptance of our products.

Widespread market acceptance of our products is critical to our future success. Factors that may affect the market acceptance of our products include market acceptance of BRAS products in general and our BRAS products in particular, market acceptance of DSL technology, the performance, price and total cost of ownership of our products, the availability and price of competing products and technologies and the success and development of our distribution partnerships and field sales channels. Many of these factors are beyond our control. The introduction of new and enhanced products may cause certain customers to defer or return orders for existing products. Although we maintain reserves against such returns, such reserves may not be adequate. We cannot be certain that we will not experience delays in product development in the future. Failure of our existing or future products to maintain and achieve meaningful levels of market acceptance would materially adversely affect our business, financial condition and results of operations.

Because substantially all of our revenue is derived from sales of a small number of products, our future operating results will be dependent on sales of these products.

We currently derive substantially all of our revenue from sales of a small number of products and we expect that this concentration will continue in the foreseeable future. The market may not continue to accept or order our current products, and we may not be successful in marketing any new or enhanced products, including, but not limited to our VantEdge products. Any reduction in the demand for our current products or our failure to successfully develop or market and introduce new or enhanced products could materially adversely affect our operating results and cause the price of our common stock to decline. We have already experienced these effects as a result of the financial troubles facing many of our CLEC customers, including the filing of a petition for

Chapter 11 protection by our two historically largest customers, Northpoint Communications, Inc. and Rhythms Netconnections, Inc. and several other CLEC customers. Factors that could, in the future, affect sales of our current or new or enhanced products include:

•	the demand for DSL solutions;

•	our successful development, introduction and market acceptance of new and enhanced products that address customer requirements;

•	product introductions or announcements by our competitors;

•	price competition in our industry and between DSL and competing technologies; and

•	technological change.

Our limited ability to protect our intellectual property may adversely affect our ability to compete.

Our success and ability to compete are dependent in part upon our proprietary technology. Any infringement of our proprietary rights could result in significant litigation costs, and any failure to adequately protect our proprietary rights could result in our competitors offering similar products, potentially resulting in loss of a competitive advantage and decreased revenues. We rely on a combination of copyright, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our proprietary rights. Despite our efforts to protect our proprietary rights, existing copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of certain foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. Attempts may be made to copy or reverse engineer aspects of our products or to obtain and use information that we regard as proprietary. Accordingly, we may not be able to protect our proprietary rights against unauthorized third-party copying or use. Furthermore, policing the unauthorized use of our products is difficult. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our future operating results.

Claims against us alleging our infringement of a third party’s intellectual property rights could result in significant expense to us and result in our loss of significant rights.

The telecommunications industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. From time to time, third parties may assert patent, copyright, trademark and other intellectual property rights to technologies that are important to our business. Any claims asserting that our products infringe or may infringe proprietary rights of third parties, if determined adversely to us, could have a material adverse effect on our business, financial condition or results of operations. In addition, in our agreements, we agree to indemnify our customers for any expenses or liabilities resulting from claimed infringements of patents, trademarks or copyrights of third parties. As the number of entrants in our market increases and the functionality of our products is enhanced and overlaps with the products of other companies, we may become subject to claims of infringement or misappropriation of the intellectual property rights of others. Any claims, with or without merit, could be time-consuming, result in costly litigation, divert the efforts of our technical and management personnel, cause product shipment delays or require us to enter into royalty or licensing agreements, any of which could have a material adverse effect upon our operating results. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. Legal action claiming patent infringement may be commenced against us. We cannot assure you that we would prevail in such litigation given the complex technical issues and inherent uncertainties in patent litigation. In the event a claim against us was successful and we could not obtain a license to the relevant technology on acceptable terms or license a substitute technology or redesign our products to avoid infringement, our business, financial condition and results of operations would be materially adversely affected.

If we lose key personnel we may not be able to successfully operate our business.

Our success depends to a significant degree upon the continued contributions of the principal members of our sales, marketing, engineering and management personnel, many of whom perform important management functions and would be difficult to replace. Specifically, we believe that our future success is highly dependent on our engineering personnel and our senior management. The loss of the services of any key personnel, particularly senior management and engineers, could materially adversely affect our business, financial condition and results of operations.

If we are unable to retain and hire additional qualified personnel as necessary, we may not be able to successfully achieve our objectives.

We may not be able to attract and retain the necessary personnel to accomplish our business objectives and we may experience constraints that will adversely affect our ability to satisfy customer demand in a timely fashion or to support our customers and operations. We have at times experienced, and continue to experience, difficulty in recruiting qualified personnel. Recruiting qualified personnel is an intensely competitive and time-consuming process.

In addition, companies in the telecommunications industry whose employees accept positions with competitors frequently claim that such competitors have engaged in unfair hiring practices. We may receive notice of such claims as we seek to hire qualified personnel and such notices may result in material litigation. We could incur substantial costs in defending ourselves against any such litigation, regardless of the merits or outcome of such litigation.

Our dependence on sole and single source suppliers exposes us to supply interruption.

Although we generally use standard parts and components for our products, certain key components are purchased from sole or single source vendors for which alternative sources are not currently available or practical. The inability to obtain sufficient quantities of these components may in the future result in delays or reductions in product shipments which could materially adversely affect our business, financial condition and results of operations. We have evaluated alternative source vendors in the past for these key components and will continue to do so as appropriate, but any alternative vendors may not meet our quality standards for component vendors. In the event of a reduction or interruption of supply of any such components, as much as nine months could be required before we would begin receiving adequate supplies from alternative suppliers, if any. It is possible that a source may not be available for us or be in a position to satisfy our production requirements at acceptable prices and on a timely basis, if at all. Alternatively, as a result of the long lead times associated with ordering certain materials or components, we may not be able to accurately forecast our need for materials and components and this could result in excess inventory and related write-offs, which could have a material adverse effect on our business.

In addition, the manufacture of certain of these single or sole source components is extremely complex, and our reliance on the suppliers of these components exposes us to potential production difficulties and quality variations, which could negatively impact cost and timely delivery of our products. Any significant interruption in the supply, or degradation in the quality, of any component could have a material adverse effect on our business, financial condition and results of operations.

Our dependence on independent manufacturers could result in product delivery delays.

We currently use a small number of independent manufacturers to provide certain printed circuit boards, chassis and subassemblies and, in certain cases, to complete final assembly and testing of our products. Our reliance on independent manufacturers involves a number of risks, including the absence of adequate capacity, the unavailability of or interruptions in access to certain process technologies and reduced control over delivery schedules, manufacturing yields and costs. If our current manufacturers are unable or unwilling to continue manufacturing our components in required volumes, it is possible that a source may not be available to us when needed or be in a position to satisfy our production requirements at acceptable prices and on a timely basis, if at all. Any significant interruption in supply would result in the allocation of products to customers in volumes, which do not meet some or all of the customers’ requirements, which in turn could have a material adverse effect on our business, financial condition and results of operations.

Intense demand for parts and components may create allocations or shortages which may expose us to supply interruption.

From time to time, the demand for parts and components, including semiconductors, programmable devices and printed circuit boards, can be intense. During these periods manufacturers and suppliers who provide such components to us experience supply shortages which may in turn affect their ability to meet our production demands. Moreover, the terms and conditions for purchase of such parts and components, including order cancellation rights, may vary widely, may be onerous and may result in adverse purchase commitments and excess inventory. To date, we have not experienced any shortages of components or parts, which have impacted our ability to meet the shipment requirements of our customers. However, in the event that we receive allocations of components from our suppliers or experience outright interruption in the supply of components we could experience an inability to ship or deliver our products to our customers in a timely fashion. Any significant allocation of or interruption in the supply of any component could have a material adverse effect on our business, financial condition and results of operations.

Our customers may demand preferential terms or delay our sales cycle, which would adversely affect our results of operations.

In certain cases, our current and prospective customers are able to exert a high degree of influence over us. These customers may have sufficient bargaining power to demand low prices and other terms and conditions that may materially adversely affect our business, financial condition and results of operations. In addition, prior to selling our products to such customers, we must typically undergo lengthy product approval processes. Historically this product approval process has taken as long as one year; in the future we expect this process to take two years or longer, especially for ILECs, IXCs and PTTs. Accordingly, we believe we will be required to submit successive versions of our products as well as new products to our current and prospective customers for approval. The length of the approval process can vary and is affected by a number of factors, including customer priorities, customer budgets, customers’ evaluation of competing products and regulatory issues affecting telecommunication service providers. Delays in the product approval process or failure to gain any such approval could materially adversely affect our business, financial condition and results of operations. While we have been successful in the past in obtaining product approvals from our customers, future approvals, if any, and the ensuing sales of such products, if any, likely will take far longer to attain than in the past and may not continue to occur. Delays can also be caused by late deliveries by other vendors, changes in implementation priorities and slower than anticipated growth in demand for the services that our products support. A delay in, or cancellation of, the sale of our products could adversely affect our results of operations or cause them to significantly vary from quarter to quarter.

Changes to regulations affecting the telecommunications industry could reduce demand for our products or adversely affect our results of operations.

Any changes to legal requirements relating to the telecommunications industry, including the adoption of new regulations by federal or state regulatory authorities under current laws or any legal challenges to existing laws or regulations relating to the telecommunications industry, could have a material adverse effect upon the market for our products. Our current and prospective customers’ demand for our products may decline significantly due to changes in federal or state regulations governing such customers’ operations. Moreover, our distributors or telecommunications service provider customers may require, or we may otherwise deem it necessary or advisable, that we modify our products to address actual or anticipated changes in the regulatory environment. Our inability to modify our products or address any regulatory changes could have a material adverse effect on our business, financial condition or results of operations.

Our failure to comply with regulations and evolving industry standards could delay or prevent our introduction of new products.

The market for our products is characterized by the need to meet a significant number of communications regulations and standards, some of which are evolving as new technologies are deployed. In order to meet the requirements of our customers, our products may be required to comply with various industry standards and regulations including those promulgated by the Federal Communications Commission, or FCC, and standards established by Underwriters Laboratories and Bell Communications Research. Failure of our products to comply, or delays in compliance, with the various existing and evolving industry regulations and standards could delay or prevent the introduction of our products or adversely impact product sales. Moreover, enactment by federal, state or foreign governments of new laws or regulations, changes in the interpretation of existing laws or regulations or a reversal of the trend toward deregulation in the telecommunications industry could have a material adverse effect on our customers, and thereby materially adversely affect our business, financial condition and results of operations.

If our products contain defects, we may be subject to significant liability claims from our customers, distribution partners and the end-users of our products and incur significant unexpected expenses and lost sales.

Our products have in the past contained, and may in the future contain, undetected or unresolved errors when first introduced or as new versions are released. Despite extensive testing, errors, defects or failures may be found in our current or future products or enhancements after commencement of commercial shipments. If this happens, we may experience delay in or loss of market acceptance and sales, product returns, diversion of development resources, injury to our reputation or increased service and warranty costs, any of which could have a material adverse effect on our business, financial condition and results of operations. Moreover, because our products are designed to provide critical communications services, we may receive significant liability claims. We attempt to include in our agreements with customers and distribution partners provisions intended to limit our exposure to liability claims. Our customers and distribution partners may not be willing to agree to such provisions, and in any event such provisions may not be effective in any or all cases or under any or all scenarios, and they may not preclude all potential claims resulting from a defect in one of our products or from a defect related to the installation or operation of one of our products. Although we maintain product liability insurance covering certain damages arising from implementation and use of our products, our insurance may not cover any claims sought against us. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. As a result, any such claims, whether or not successful, could seriously damage our reputation and our business.

We may engage in future acquisitions that dilute the percentage ownership of our stockholders, cause us to incur debt and assume contingent liabilities.

As part of our business strategy, we expect to review acquisition prospects that would complement our current product offerings, augment our market coverage or enhance our technical capabilities, or that may otherwise offer growth opportunities. We may acquire businesses, products or technologies in the future. In the event of such future acquisitions, we could:

•	issue equity securities which would dilute current stockholders’ percentage ownership;

•	use a significant portion of our cash and cash equivalents as consideration in such an acquisition;

•	incur substantial debt; or

•	assume contingent liabilities.

Such actions by us could materially adversely affect our liquidity and capital resources, our results of operations and/or the price of our common stock. Acquisitions also entail numerous risks, including:

•	difficulties in assimilating acquired operations, technologies or products;

•	unanticipated costs associated with the acquisition could materially adversely affect our results of operations;

•	diversion of management’s attention from other business concerns;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks of entering markets in which we have no or limited prior experience; and

•	potential loss of key employees of acquired organizations.

We may not be able to successfully integrate any businesses, products, technologies or personnel that we have acquired or might acquire in the future, and our failure to do so could have a material adverse effect on our business, financial condition and results of operations.

We may expand or reduce our operations in international markets. Our failure to effectively manage our international operations could harm our business.

Entering new international markets may require significant management attention and expenditures and could adversely affect our operating margins and earnings. To date, we have not been able to successfully penetrate these markets. To the extent that we are unable to do so, our growth in international markets would be limited, and our business could be harmed.

We expect that our international business operations will be subject to a number of material risks, including, but not limited to:

•	difficulties in managing foreign sales channels;

•	difficulties in enforcing agreements and collecting receivables through foreign legal systems and addressing other legal issues;

•	longer payment cycles;

•	taxation issues;

•	differences in international telecommunications standards and regulatory agencies;

•	product requirements different from those of our current customers;

•	fluctuations in the value of foreign currencies; and

•	unexpected domestic and international regulatory, economic or political changes.

Our stock price has been and may continue to be extremely volatile.

The trading price of our common stock has been and is likely to continue to be extremely volatile. Our stock price could be subject to wide fluctuations in response to a variety of factors, including the following:

•	actual or anticipated variations in quarterly operating results;

•	the rate at which we utilize our available capital resources, including but not limited to our cash and cash equivalents;

•	announcements of technological innovations;

•	new products or services offered by us or our competitors;

•	changes in financial estimates by securities analysts;

•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

•	announcements related to our major customers or potential future customers, including announcements related to their financial condition, plans for network or service deployments and equipment purchase plans and decisions;

•	additions or departures of key personnel;

•	announcements or loss of strategic relationships with third parties or telecommunications equipment providers by us or our competitors;

•	sales of common or preferred stock;

•	failure to continue to meet the minimum listing requirements of the NASDAQ stock market, which is a risk we could face; and

•	other events or factors, many of which are beyond our control.

In addition, the stock market in general, and the Nasdaq National Market and technology companies in particular, have experienced extreme price and volume fluctuations and the trading prices of many technology companies’ stocks, including ours, have been and may continue to be highly volatile. These broad market and industry factors may materially adversely affect the market price of our common stock, regardless of our actual operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted against such companies. We have become the target of such litigation, and several class action lawsuits have been filed against us and certain of our officers alleging violation of federal securities laws related to declines in our stock price. Such litigation could result in substantial costs and a diversion of management’s attention and resources, which could materially adversely affect our business, financial condition and results of operations.

Substantial future issuances of our common or preferred stock in private placements or in the public market could cause our common stock price to fall.

Issuance of debt that is convertible into our common or preferred stock, or sales of a large number of shares of our common or preferred stock in private placements, such as our recently completed private placement, or in the public market or the perception that such transactions could occur could cause the market price of our common stock to drop. Such transactions could be accompanied by the issuance of warrants for the purchase of preferred or common stock, and such transactions could include other terms and conditions which would cause the price of our common stock to fall. As of May 6, 2004, we had approximately 7.6 million shares of common stock outstanding. We have filed seven registration statements on Form S-8 with the Securities and Exchange Commission covering approximately 3.1 million shares of common stock reserved for issuance under our 1996 Equity Incentive Plan, 1999 Non-Employee Directors’ Stock Option Plan, 1999 Employee Stock Purchase Plan, the OnPREM 1998 Stock Option Plan, the 2000 Nonstatutory Stock Option Plan and for options issued outside such plans. As of March 31, 2004, approximately 0.5 million shares are currently subject to exercisable options and 0.5 million shares of restricted stock are outstanding and begin to vest in 2004. Issuance of debt convertible into a large number of shares or sales of a large number of shares could have an adverse effect on the market price for our common stock.

Certain provisions in our corporate charter and bylaws may discourage take-over attempts and thus depress the market price of our stock.

Provisions in our certificate of incorporation, as amended and restated, may have the effect of delaying or preventing a change of control or changes in our management. These provisions include:

•	the right of the Board of Directors to elect a director to fill a vacancy created by the expansion of the Board of Directors;

•	the ability of the Board of Directors to alter our bylaws without getting stockholder approval;

•	the ability of the Board of Directors to issue, without stockholder approval, up to 5,000,000 shares of preferred stock with terms set by the Board of Directors; and

•	the requirement that at least 10% of the outstanding shares are needed to call a special meeting of stockholders.

Each of these provisions could discourage potential take-over attempts and could adversely affect the market price of our common stock.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information contained in this prospectus or incorporated by reference in the registration statement of which this prospectus is a part. We have not authorized anyone else, including the selling security holders, to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read, without charge, and copy the documents we file at the SEC’s public reference room in Washington, D.C. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at no cost from the SEC’s website at http://www.sec.gov.

We incorporate by reference the filed documents listed below, except as superseded, supplemented or modified by this prospectus, and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”):

•	the description of our common stock contained in Amendment No. 1 to our Registration Statement on Form S-1 (No. 333-73153), filed on April 13, 1999, including any amendments or reports filed for the purpose of updating such description;

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004;

•	our definitive Proxy Statement for our Annual Meeting of Stockholders held on May 5, 2004; and

•	our Current Reports on Form 8-K filed on May 4, 2004 and May 7, 2004.

The reports and other documents that we file after the date of this prospectus will update, supplement and supersede the information in this prospectus. You may request and obtain a copy of these filings, at no cost, by writing or telephoning us at the following address or phone number:

Copper Mountain Networks, Inc.

1850 Embarcadero Road

Palo Alto, California 94303

Tel: (650) 687-3300

Attn: Mike Staiger

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus.

Because the risk factors referred to above, as well as the risk factors beginning on page 2 of this prospectus, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

SELLING SECURITY HOLDERS

We are registering for resale shares of our common stock issued and outstanding, referred to as the shares, and shares of our common stock issuable upon the exercise of outstanding warrants, referred to as the warrant shares, held by the security holders identified below. Throughout this prospectus, when we refer to the resale shares, or the shares of our common stock being registered on behalf of the selling security holders, we are referring to the shares and the warrant shares. We issued the shares and related warrants to purchase the warrant shares to the selling security holders in a private placement that was completed on May 6, 2004, referred to as the private placement, pursuant to the terms of a purchase agreement dated May 3, 2004. The warrants issued to the purchasers in the private placement are exercisable at any time in whole or in part from November 7, 2004 until May 6, 2009 at an exercise price of $10.00. W.R. Hambrecht + Co., LLC acted as placement agent and assisted us in connection with selling the shares and the warrants in the private placement. We are registering the resale shares to permit the selling security holders and their pledgees, donees, transferees and other successors-in-interest that receive their resale shares from a stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares or warrant shares when and as they deem appropriate. The following table sets forth:

•	the name of the selling security holders,

•	the number and percent of shares of our common stock that the selling security holders beneficially owned prior to the offering for resale of any of the resale shares being registered under the registration statement of which this prospectus is a part,

•	the number of shares of our common stock that may be offered for resale for the account of the selling security holders under this prospectus; and

•	the number and percent of shares of our common stock to be beneficially owned by the selling security holders after the offering of the resale shares being registered under the registration statement of which this prospectus is a part (assuming all of the offered shares and warrant shares are sold by the selling security holders).

The number of shares in the column “Number of Shares Being Offered” represents all of the shares of our common stock that each selling security holder may offer under this prospectus. We do not know how long the selling security holders will hold the resale shares before selling them or how many resale shares they will sell and we currently have no agreements, arrangements or understandings with any of the selling security holders regarding the sale of any of the resale shares. The shares offered by this prospectus may be offered from time to time by the security holders listed below.

This table is prepared solely based on information supplied to us by the listed security holders, any Schedules 13D or 13G and Forms 3 and 4, and other public documents filed with the SEC, and assumes the sale of all of the resale shares. The applicable percentages of beneficial ownership are based on an aggregate of 7,563,950 shares of our common stock issued and outstanding on May 6, 2004 (including the 1,250,000 shares issued to the selling security holders in the private placement), adjusted as may be required by rules promulgated by the SEC.

	Shares Beneficially Owned Prior to Offering		Number of Shares Being	Shares Beneficially Owned After Offering(1)
Selling Security Holders	Number	Percent	Offered	Number	Percent
CCM Master Qualified Fund, Ltd.(2)	1,519,640	19.87%	412,500	1,107,140	14.48%
Harvest Opportunity Partners II, L.P.(3)	411,434	5.39%	316,875	94,559	1.24%
Harvest Opportunity Partners Offshore Fund, Ltd.(4)	226,115	2.98%	177,875	48,240	*
Harvest Opportunity Partners II Qualified, L.P.(5)	78,602	1.04%	60,875	17,727	*
Lagunitas Partners LP(6)	180,556	2.38%	180,556	0	0
Gruber & McBaine International(7)	48,611	*	48,611	0	0
Jon D Gruber & Linda W Gruber(8)	48,611	*	48,611	0	0
Nader Tavakoli(9)	19,168	*	14,755	4,413	*
EagleRock Master Fund(10)	174,368	2.30%	132,625	41,743	*
Firelake Strategic Technology Fund L.P.(11)	349,125	4.61%	49,125	300,000	3.96%
Kynikos Opportunity Fund II, L.P.(12)	27,380	*	27,380	0	0
Kynikos Opportunity Fund International Limited(13)	16,375	*	16,375	0	0
Kynikos Opportunity Fund, L.P.(14)	5,375	*	5,375	0	0
Shea Diversified Investments, Inc.(15)	27,777	*	27,293	484	*
Longbow Qualified Partners, LP(16)	22,169	*	22,169	0	0
Longbow Partners, LP(17)	16,000	*	16,000	0	0
Longbow Offshore(18)	5,500	*	5,500	0	0

*	Represents beneficial ownership of less than 1%.

(1)	Assumes the sale of all resale shares offered in this prospectus.
(2)	The number of shares being offered consists of 330,000 shares of common stock issued and outstanding and 82,500 shares of common stock issuable upon the exercise of warrants held by CCM Master Qualified Fund, Ltd. (“CCM”). Mr. Clint D. Coghill, the managing member of Coghill Capital Management, LLC, holds voting and dispositive power over all of the resale shares being offered by CCM in this prospectus. Coghill Capital Management, LLC serves as the investment manager of CCM.
(3)	The number of shares being offered consists of 253,500 shares of common stock issued and outstanding and 63,375 shares of common stock issuable upon the exercise of warrants held by Harvest Opportunity Partners II, L.P. (“Opportunity Partners”). Mr. Joseph A. Jolson, portfolio manager, holds voting and dispositive power over all of the resale shares being offered by Opportunity Partners in this prospectus. JMP Asset Management, LLC is the general partner of Opportunity Partners. JMP Asset Management, LLC and JMP Securities, a registered broker-dealer, are both wholly-owned by Jolson Merchant Partners Group. These securities were acquired by Opportunity Partners in the ordinary course of business as a proprietary investment and without a view to a distribution.
(4)	The number of shares being offered consists of 142,300 shares of common stock issued and outstanding and 35,575 shares of common stock issuable upon the exercise of warrants held by Harvest Opportunity Partners Offshore Fund, Ltd. (“Offshore Fund”). Mr. Joseph A. Jolson, portfolio manager, holds voting and dispositive power over all of the resale shares being offered by Offshore Fund in this prospectus. JMP Asset Management, LLC is the investment manager of Offshore Fund. JMP Asset Management, LLC and JMP Securities, a registered broker-dealer, are both wholly-owned by Jolson Merchant Partners Group. These securities were acquired by Offshore Fund in the ordinary course of business as a proprietary investment and without a view to a distribution.

(5)	The number of shares being offered consists of 48,700 shares of common stock issued and outstanding and 12,175 shares of common stock issuable upon the exercise of warrants held by Harvest Opportunity Partners II Qualified, L.P. (“Opportunity Partners II”). Mr. Joseph A. Jolson, portfolio manager, holds voting and dispositive power over all of the resale shares being offered by Opportunity Partners II in this prospectus. JMP Asset Management, LLC is the general partner of Opportunity Partners II. JMP Asset Management, LLC and JMP Securities, a registered broker-dealer, are both wholly-owned by Jolson Merchant Partners Group. These securities were acquired by Opportunity Partners II in the ordinary course of business as a proprietary investment and without a view to a distribution.
(6)	The number of shares being offered consists of 144,445 shares of common stock issued and outstanding and 36,111 shares of common stock issuable upon the exercise of warrants held by Lagunitas Partners LP (“Lagunitas”). Messrs. Jon D. Gruber and J. Patterson McBaine, portfolio managers of Gruber & McBaine Capital Management, LLC, hold voting and dispositive power over all of the resale shares being offered by Lagunitas in this prospectus. Gruber & McBaine Capital Management, LLC is the general partner of Lagunitas.
(7)	The number of shares being offered consists of 38,889 shares of common stock issued and outstanding and 9,722 shares of common stock issuable upon the exercise of warrants held by Gruber & McBaine International (“International”). Messrs. Jon D. Gruber and J. Patterson McBaine, portfolio managers of Gruber & McBaine Capital Management, LLC, hold voting and dispositive power over all of the resale shares being offered by International in this prospectus. Gruber & McBaine Capital Management, LLC is the investment advisor of International.
(8)	The number of shares being offered consists of 38,889 shares of common stock issued and outstanding and 9,722 shares of common stock issuable upon the exercise of warrants held by Jon D. Gruber & Linda W. Gruber.
(9)	The number of shares being offered consists of 11,804 shares of common stock issued and outstanding and 2,951 shares of common stock issuable upon the exercise of warrants held by Nader Tavakoli.
(10)	The number of shares being offered consists of 106,100 shares of common stock issued and outstanding and 26,525 shares of common stock issuable upon the exercise of warrants held by EagleRock Master Fund (“EagleRock”). Mr. Nader Tavakoli, the managing partner of EagleRock, holds voting and dispositive power over all of the resale shares being offered by EagleRock in this prospectus.
(11)	The number of shares being offered consists of 39,300 shares of common stock issued and outstanding and 9,825 shares of common stock issuable upon the exercise of warrants held by Firelake Strategic Technology Fund L.P. (“Technology Fund”). Mr. Fred Kittler, the managing director of Firelake Capital Management LLC, holds voting and dispositive power over all of the resale shares being offered by Technology Fund in this prospectus. Firelake Capital Management LLC is the general partner of Technology Fund.
(12)	The number of shares being offered consists of 21,904 shares of common stock issued and outstanding and 5,476 shares of common stock issuable upon the exercise of warrants held by Kynikos Opportunity Fund II, L.P. Messrs. James S. Chanos and Jeffrey R. Perry hold voting and dispositive power over all of the resale shares being offered by Kynikos Opportunity Fund II, L.P. in this prospectus.
(13)	The number of shares being offered consists of 13,100 shares of common stock issued and outstanding and 3,275 shares of common stock issuable upon the exercise of warrants held by Kynikos Opportunity Fund International Limited. Messrs. James S. Chanos and Jeffrey R. Perry hold voting and dispositive power over all of the resale shares being offered by Kynikos Opportunity Fund International Limited in this prospectus.
(14)	The number of shares being offered consists of 4,300 shares of common stock issued and outstanding and 1,075 shares of common stock issuable upon the exercise of warrants held by Kynikos Opportunity Fund, L.P. Messrs. James S. Chanos and Jeffrey R. Perry hold voting and dispositive power over all of the resale shares being offered by Kynikos Opportunity Fund, L.P. in this prospectus.

(15)	The number of shares being offered consists of 21,834 shares of common stock issued and outstanding and 5,459 shares of common stock issuable upon the exercise of warrants held by Shea Diversified Investments, Inc. Mr. John Morrissey, Vice President – Investments holds voting and dispositive power over all of the resale shares being offered by Shea Diversified Investments, Inc. in this prospectus.
(16)	The number of shares being offered consists of 17,735 shares of common stock issued and outstanding and 4,434 shares of common stock issuable upon the exercise of warrants held by Longbow Qualified Partners, LP (“Longbow QP”). Mr. Bill Hazen, managing director of Archer Capital Partners, LLC, holds voting and dispositive power over all of the resale shares being offered by Longbow QP in this prospectus. Archer Capital Partners, LLC, is the general partner of Longbow QP.
(17)	The number of shares being offered consists of 12,800 shares of common stock issued and outstanding and 3,200 shares of common stock issuable upon the exercise of warrants held by Longbow Partners, LP (“Longbow Partners”). Mr. Bill Hazen, managing director of Archer Capital Partners, LLC, holds voting and dispositive power over all of the resale shares being offered by Longbow Partners in this prospectus. Archer Capital Partners, LLC, is the general partner of Longbow Partners.
(18)	The number of shares being offered consists of 4,400 shares of common stock issued and outstanding and 1,100 shares of common stock issuable upon the exercise of warrants held by Longbow Offshore. Mr. Bill Hazen, managing director of Archer Capital Partners, LLC, holds voting and dispositive power over all of the resale shares being offered by Longbow Offshore in this prospectus. Archer Capital Partners, LLC, is the general partner of Longbow Offshore.

PLAN OF DISTRIBUTION

The selling security holders may sell the resale shares from time to time in one or more transactions:

•	on the Nasdaq National Market or any other exchange on which the resale shares may be listed;

•	in the over-the-counter market;

•	in negotiated transactions;

•	through broker-dealers, who may act as agents or principals;

•	through one or more underwriters on a firm commitment or best efforts basis;

•	through the writing of options on shares, whether the options are listed on an options exchange or otherwise; or

•	in a combination of any of the above methods of sale.

The selling security holders may sell the resale shares at market prices prevailing at the time of sale, at prices related to those market prices or at negotiated prices. The selling security holders also may sell the resale shares pursuant to Rule 144 adopted under the Securities Act, as permitted by that rule. The selling security holders may effect transactions by selling shares directly to purchasers or to or through broker-dealers. The broker-dealers may act as agents or principals. The broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling security holders or the purchasers of the shares. The compensation of any particular broker-dealer may be in excess of customary commissions. Because the selling security holders and broker-dealers that participate with the selling security holders in the distribution of shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling security holders will be subject to the prospectus delivery requirements of the Securities Act. Any commissions received by them and any profit on the resale of shares may be deemed to be underwriting compensation.

The selling security holders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling security holders. Each of the selling security holders that is affiliated with a registered broker-dealer has represented to us that it acquired the shares offered by it in under this prospectus the ordinary course of business, and that at the time of acquisition of these shares, it did not have any agreements or understandings, directly or indirectly, with any person to distribute the shares.

The shares will be sold through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each selling security holder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling security holders. We will make copies of this prospectus available to the selling security holders and have informed them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the resale shares.

We will bear all costs, expenses and fees in connection with the registration of the resale shares. The selling security holders will bear all commissions and discounts, if any, attributable to the sales of the resale shares. The selling security holders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. The selling security holders have agreed to indemnify certain persons, including broker-dealers and agents, against certain liabilities in connection with the offering of the resale shares, including liabilities arising under the Securities Act.

Upon notification to us by a selling security holder that any material arrangement has been entered into with broker-dealers for the sale or purchase of shares, we will file a supplement to this prospectus, if required, disclosing:

•	the name of the participating broker-dealers;

•	the number of shares involved;

•	the price at which such shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable;

•	that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the resale shares by the selling security holders. All proceeds from the sale of the resale shares will be solely for the accounts of the selling security holders.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Cooley Godward LLP, San Diego, CA.

EXPERTS

The financial statements incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Copper Mountain Networks, Inc. for the fiscal year ended December 31, 2001, incorporated by reference in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report, incorporated by reference, and are incorporated by reference in reliance upon that report given on the authority of Ernst & Young LLP as experts in accounting and auditing.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or any prospectus supplement. This prospectus is not an offer of these securities in any jurisdiction where an offer and sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

1,562,500 Shares

Common Stock

Copper Mountain Networks, Inc.

PROSPECTUS

May 24, 2004